FSD PHARMA INC. FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

FSD Pharma Inc. (the "Corporation")

520 William Street
Cobourg, ON K9A 3A5

2. Date of Material Change July 30, 2020

3. News Release

A news release with respect to the material change referred to in this report was issued and disseminated through Cision by the Corporation on July 30, 2020 and filed on SEDAR at www.sedar.com under the Corporation's profile.

4. Summary of Material Change See Item 5.

5. Full Description of Material Change

On July 30, 2020, the Corporation announced that it has notified Health Canada of the Corporation's decision to forfeit the licenses of its wholly owned subsidiary, FV Pharma, Inc. ("FV Pharma"), and suspend all activities by FV Pharma within 30 days of the notification date. The Corporation has begun the process of liquidating all FV Pharma assets, including the sale of its cannabis production facility in Cobourg, Ontario.

6. Reliance on Subsection 7.1(2) of National Instrument 51-102 Not applicable.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information, please contact:

Zeeshan Saeed, President and Co-Founder Telephone: (416) 854-8884

Email: zeeshan@fsdpharma.com

9. Date of Report

July 30, 2020.